

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

John Jurasin
Chief Executive Officer
Radiant Oil & Gas, Inc.
9700 Richmond Ave., Suite 124
Houston, TX 77042

      Re: Radiant Oil & Gas, Inc.
          Form 8-K
          Filed August 16, 2010, as amended December 9, 2010
          File No. 0-24688

Dear Mr. Jurasin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Reorganization, page 4</u>

1. Please explain why the number of shares of common stock you issued to the Jurasin Shareholders increased by 2 shares from the 5,000,000 shares stated in your Form 8-K filed November 8, 2010. In addition, we note that you revised the second column of the table on page 4 to disclose all of the shares issued to date in the reorganization. Please revise the second column to disclose the number of shares issued at the closing of the reorganization or indicate that the second column includes the shares issued at closing as well as the shares issued upon satisfaction of the vesting conditions.

2. Please explain why you deleted two of the vesting conditions from the list on page 4 and also revised the disclosure in footnote (1) to the table on page 4 to indicate that the contingent payout was limited to a maximum of two conditions (instead of four) and 500,000 shares (instead of 1,000,000 shares).

Reorganization, page 4

3. Please disclose the interest rate of the debentures you issued in August 2010 and the amount of interest you repaid in November 2010.

Capital Issuance, page 5

4. Please clarify on page 5 that, on November 15, 2010, you issued 150,000 shares for gross proceeds of $150,000 less an 8% sales commission of $12,000, as you disclose in the Form 8-K filed on November 17, 2010. Disclose the total net cash proceeds received after deducting all commissions and expenses for the November 2010 sales of securities.

Credit Facility, page 6

5. We note your response to comment 2 from our letter dated November 24, 2010 and the addition of disclosure regarding covenants in place prior to the October, 2010 amendment to the RLE credit facility. Please revise to explain whether there are any other material events of default in effect after the October 2010 amendment besides a failure to make scheduled repayments.

6. In your response, explain why you indicate here and on page 21 that there are no current Credit Facility events of default, but in your results of operations discussion for the three and nine month periods ending September 30, 2010 you disclose that you were in default on the Credit Facility. If you were in default, but the default was waived, then please state this.

7. Please explain the language "($510,000 net to our proportional interest)" and "($255,000 net to our proportional interest)" in your description of MBL's agreement to convert $1,000,000 of the credit facility into equity. It is unclear what proportional interest you are referring to.

Amber Energy LLC, page 8

8. Revise the disclosure you added pursuant to comment 6 from our letter dated November 24, 2010, to reflect the language in your response. A typo in the added disclosure makes the information difficult to understand.

Ensminger Replacement Well Project, page 9

9. We note your response to comment 10 from our letter dated November 24, 2010. Please disclose the fact that the non-operator of the CasKids Operating #2 Ensminger well claims to be owed a refund. Disclose your agreement regarding that liability and whether you have paid the resulting obligation.

Acreage, page 12

10. With regard to your "Working interests in developed and undeveloped acreage" table, please revise the Undeveloped Acres columns so that the Total figures accurately reflect the sum of your onshore and offshore holdings.

Proved Undeveloped Oil and Gas Reserves, page 14

11. We have considered your response to comment 14 from our letter dated November 24, 2010 and the reserve report from Ralph Davis filed as Exhibit 99.2. Please revise your disclosure to reconcile the reserves reported in Exhibit 99.2 with the reserves disclosed in the Form 8-K.

Management's Discussion and Analysis…, page 17

Results of Operations, page 18

12. We note your response to comment 15 from our letter dated November 24, 2010 and your revised disclosure. Please discuss your losses from operations and net losses for each period.

Certain Relationships and Related Transactions, page 41

13. In your response to comment 23 from our letter dated November 24, 2010, you state that Mr. Jarkesy only served as a director of the company. Please reconcile your response with the disclosure in the company's fiscal year 2006 Form 10-KSB filed April 13, 2007, which identified Mr. Jarkesy as the company's Chairman, Chief Executive Officer, and a director since August 2006.

Exhibits

14. In your response to comment 24 from our letter dated November 24, 2010, you assert that the contracts we referenced were made in the ordinary course of business and therefore need not be filed. Please note that the analysis does not stop there. Item 601(b)(10)(ii) of Regulation S-K sets forth four categories of contracts where the contract must be filed even if it is made in the ordinary course of business, including where the company's business is substantially dependent on the contract. In this

regard, we note that you generate substantially all of your revenues pursuant to the Aquamarine Project participation agreements with Challenger Minerals, Inc. and Medco Energi US, LLC. It appears, therefore, that your business is substantially dependent on these participation agreements. Please file these agreements and any other agreements upon which you are substantially dependent as exhibits in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. If you believe that the contracts contain confidential information, please note that you may file a separate request for confidential treatment under Exchange Act Rule 24b-2 for those discrete portions of the contract.

15. Please explain whether you have filed all of the amendments to the credit agreement between Rampant Lion Energy, LLC and Macquarie Bank Limited. We note that exhibit 10.5 purports to be the "Second Amendment To Credit Agreement," while the exhibit index references the First Amendment.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at (202) 551-3458 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director